Exhibit 99.1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.2(c) THEREUNDER

1.	May 18, 2018

Date of Report (Date of earliest event reported)

2.	SEC Identification Number CS58648 3. BIR Tax Identification No. 000-410-840-000

4.	MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION

Exact name of issuer as specified in its charter

5.	PHILIPPINES 6. ☐ (SEC Use Only)

Province, country or other jurisdiction of incorporation     Industry Classification Code:

7.	Asean Avenue cor. Roxas Boulevard, Brgy. Tambo, Parañaque City 1701

Address of principal office                                Postal Code

8.	c/o (02) 691-8899

Issuer’s telephone number, including area code

9.	N/A

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

COMMON	5,666,764,407 Outstanding Debt: PhP 7.5 billion Senior Note

11.	Indicate the item numbers reported herein: Item 9 – Other Events

SEC Form 17-C	1

DISCLOSURE

Melco Resorts and Entertainment (Philippines) Corporation (the “Corporation”) hereby discloses that it has been notified by its controlling shareholder, Melco Resorts & Entertainment Limited (“Melco”), that representatives of Melco have had preliminary discussions with representatives of Premium Leisure Corp. (“PLC”) in relation to a potential transaction whereby PLC or its affiliated entities may become equity holders of the Corporation. Certain affiliated entities of PLC are currently parties to an operating agreement with Melco Resorts Leisure (PHP) Corporation, the subsidiary of the Corporation which operates the casino business of City of Dreams Manila.

Please note that there is no assurance that any transaction will occur and any transaction will be subject to entry into definitive agreements. As these discussions remain preliminary, there is no additional information to be reported by the Corporation at this time. The Corporation will comply with its disclosure obligations if any material changes to its business operations and development are to occur.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION By: /s/ Marissa T. Academia

MARISSA T. ACADEMIA Corporate Information Officer	May 18, 2018 Date

SEC Form 17-C	2